September 5, 2024

Via Edgar

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	YSX Tech Co., Ltd
Amendment No. 1 to Registration Statement on Form F-1 Filed August 9, 2024
File No. 333-280312

Dear Mr. Fetterolf,

This letter is in response to the letter dated August 9, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to YSX Tech Co., Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response. An amendment to the registration statement on Form F-1 is being filed to accompany this letter (the “Amendment”).

Amendment No. 1 to Registration Statement on Form F-1 filed on August 9, 2024
Risk Factors, page 23
1.	We note your revised disclosure in response to comment 1. Please further revise the second risk factor to restore the language in the body of the risk factor, as you did in the title of the risk factor, that "PRC laws and regulations...can change quickly with little advance notice." Also restore the language that "it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the mainland China legal system than in more developed legal systems."

Response: We acknowledge Staff’s comment and further revised the second risk factor to restore the language in the body of the risk factor, that "PRC laws and regulations...can change quickly with little advance notice." We also restored the language that "it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the mainland China legal system than in more developed legal systems."

Exhibit 99.7

2.	We re-issue comment 6. Please revise section 1.2.1 of the opinion to exclude the PRC Companies. We also note that you revised section 1.2.2 of the opinion to delete the exclusion of the PRC Companies; please revise to restore the original language excluding the PRC Companies from each of (a) and (b).

Response: We acknowledge Staff’s comment and have revised section 1.2.1 of the opinion to exclude the PRC Companies. We have also restored the original language excluding the PRC Companies from each of (a) and (b) of section 1.2.2 of the opinion.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jie Xiao
Name:	Jie Xiao
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC